Exhibit 99.2

Management’s Discussion and Analysis of Financial Conditions and Results of
Operations for the First Quarter ended March 31, 2006

Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with the 2005 Annual MD&A, the 2005 Annual Audited Financial Statements and the Notes thereto and the March 31, 2006 interim Unaudited Consolidated Financial Statements and the Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise stated. All tabular amounts are in thousands of Canadian dollars, except for share data and per share figures. Throughout this document, percentage changes are calculated using numbers rounded to the decimal they appear. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in fiscal 2005 for discontinued operations. This MD&A has been prepared as of May 19, 2006. The terms “the Company”, “Royal Group” or “the Group” refer to Royal Group Technologies Limited and its business segments and subsidiaries.

Review and Approval by the Board of Directors

The Board of Directors (“Board”), on the recommendation of the Audit Committee, approved the contents of this MD&A on May 23, 2006.

Company Information

This document along with additional information that will be of interest to investors, including the March 31, 2006 interim Unaudited Consolidated Financial Statements, the 2005 Annual MD&A and the 2005 Audited Consolidated Financial Statements can be accessed on the Investor Relations section of Royal Group’s web site at www.royalgrouptech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com. Royal Group’s filings with the U.S. Securities and Exchange Commission (“SEC”) can be found at www.sec.gov. To request a printed copy of the above mentioned documents, you may also contact Royal Group’s transfer agent, Computershare Trust Company of Canada, at (800) 564-6253, or via e-mail at service@computershare.com or investorrelations@royalgrouptech.com.

Accounting Estimates and Assumptions

Royal Group’s Consolidated Financial Statements are prepared in accordance with GAAP and contain certain estimates and assumptions that affect the reported amounts in the Unaudited Consolidated Financial Statements and the accompanying notes. These estimates and assumptions are based on historical experience and management’s best knowledge of current events and actions that Royal Group may undertake in the future. Actual results could differ from those estimates. Certain factors, which could cause actual results to differ from those estimates, are discussed in more detail in the “Risks and Uncertainties” section of this MD&A. Estimates are used when accounting for certain items, the more critical of which are discussed in more detail in the “Critical Accounting Estimates” section of this MD&A.

MANAGEMENTS DISCUSSION & ANALYSIS

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements with respect to Royal Group. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual performance or results to be materially different from those anticipated in these forward-looking statements. Royal Group is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or other factors except as required by applicable law. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see the sections of this MD&A entitled “Risks and Uncertainties” and “Critical Accounting Estimates”.

MANAGEMENTS DISCUSSION & ANALYSIS

This MD&A is organized into 6 sections:

A. Corporate Overview	Pages 4 to 7
Business Overview
Late Filing of First Quarter 2006 Financial Results
Summary of Significant Events
Subsequent Events
B. Consolidated Financial and Operating Results	Pages 8 to 15
Consolidated Financial Results
Details of Unusual Charges
Discontinued Operations and Assets Held for Sale
Quarterly Financial Information
Financial Results Analysis
Non GAAP Measures
C. Financing and Risk Management	Pages 16 to 18
Liquidity and Capital Resources
Commitments and Other Contractual Obligations
Debt/Capital Resources
Outstanding Share Data
D. Operating Environment	Pages 19 to 25
Competition
Investigations
Class Action Lawsuits
Criminal Investigation by the Antitrust Division of the United States Department of Justice
Special Investigative Committee
Financial Reporting and Disclosure
Risks and Uncertainties
E. Accounting Policies	Page 26
Critical Accounting Estimates
New Accounting Standards
Related Party Transactions

MANAGEMENTS DISCUSSION & ANALYSIS

A. Corporate Overview

Business Overview

Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. The Company has manufacturing operations located throughout North America to service its extensive customer network.

Royal Group estimates that a significant portion of its sales is derived from residential renovation, repair and remodelling and the residential new construction markets. The residential renovation, repair and remodelling markets have demonstrated stable and consistent growth and have been less cyclical than the new construction demand market.

During the three-months ended March 31, 2006, renovation and remodelling activity increased by 4.5% in the U.S. During the same period, new housing starts in the U.S. rose 3.0%, with housing starts in Canada rose 18.4%.

Late Filing of 2006 First Quarter Report

On May 10, 2006, Royal Group announced it would not report its March 31, 2006 first quarter financial results on May 15, 2006, as previously expected. The late filing is due to the delay in filing the 2005 Annual Report and the additional workload related to the financial due diligence associated with the previously announced sale process. The delay in reporting will not result in a breach of any reporting covenants of the Company’s lending arrangements.

Summary of Significant Events

Progress of Management Improvement Plan

Royal Group continues to implement its previously announced Management Improvement Plan. The following highlights the progress made under each of the four components of the plan.

            I. Business Unit Portfolio Restructuring

In the latter half of 2005, divestiture activities were initiated for businesses and assets that were identified as non-core. In the first quarter of 2006, Royal Group completed the sale of Royal Alliance Inc., Amut S.p.A., Vinyltech Inc., assets of a tooling company and approximately 550,000 of excess manufacturing space. Subsequently, the Company sold Baron Metal Industries Inc.

Royal Group is at various stages of progress with the remaining dispositions which include: Roadex Transport Ltd., Royal Ecoproducts Co., Novo Europe B.V., Royal Window Coverings Ltda (Brasil), all other companies located outside of North America with the exception of China, together with assets no longer in use due to the consolidation of operations. In total, Royal Group expects to receive proceeds of $260 to $300 million in 2006 from the divestitures and the sale of assets. During the first quarter of 2006, total consideration received on the divestitures and sale of assets was $106.1 million of which proceeds received on closing were $ 66.8 million and $39.3 million is included in other receivables on the consolidated balance sheet. For details regarding the proceeds and the gains (losses) realized in the first quarter of 2006, refer to the section of this MD&A entitled “Discontinued Operations and Assets Held for Sale”* .

MANAGEMENTS DISCUSSION & ANALYSIS

            II. Cost and Margin Improvement Initiatives

In regards to cost and margin improvement, the Company has set an organization-wide goal of improving equipment utilization by 40%, cutting internal scrap rates by 30% and reducing inventories by over 25% over the next 18 months. These improvements will result in substantial cost savings and management expects will enable Royal Group to reduce its manufacturing and warehouse footprint in aggregate by 40%. These improvements will be realized by the application of advanced manufacturing techniques, including lean manufacturing, advanced statistical problem solving tools, and advancement in extrusion line technology. Over 200 production lines are currently being upgraded which management expects will allow 25% of the Company’s extrusion lines to be converted to higher speed lines. The Company will make efforts to absorb any resulting labor adjustments through transfers, normal turnover and reductions in both temporary labor and overtime. In March 2006, the Company sold approximately 550,000 square feet of excess manufacturing real estate. Costs have been and will continue to be incurred as the Company reorganizes and consolidates its excess manufacturing capacity. The release of the 550,000 square feet is expected to yield a reduction in fixed costs of approximately $5 million per annum. Royal Group recently announced further plant consolidations with another 1.5 million square feet of excess manufacturing space identified to be sold within the next year.

In addition, the Company centralized its purchasing function. The ability to leverage the Company’s total purchasing requirements and a renewed focus on preferred suppliers have resulted in realized savings from negotiations to date ranging from 5% to 15%.

            III. Strategies to Realize Full Potential of Core Businesses

Royal Group has completed detailed profitability analyses for two core divisions and actions are underway to enhance product mix and profitability within those divisions. Similar analyses are being undertaken in each of the other core divisions during 2006.

In addition, the Company has targeted specific opportunities to leverage its technology and manufacturing capabilities across the Group. The Company recently announced its intent to increase the utilization of its manufacturing facility in Shanghai, China to produce certain price-sensitive, “opening price point” products, where applicable, to facilitate a greater penetration of certain market segments in North America. Royal Group also recently entered into a letter of intent to acquire Tech-Wood USA, LLC (“Tech-Wood”). Tech-Wood holds leading technology in the area of wood/plastic composite materials and extrusion, which will enable Royal Group to better access the rapidly growing wood alternative segments of the building products segment.*

* Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

MANAGEMENTS DISCUSSION & ANALYSIS

            IV. Financing alternatives that capitalize on the strength of Royal Group’s balance sheet

In late December 2005, Royal Group successfully extended its operating line of credit through 2006 with its banking syndicate. Royal Group continues to develop additional financing alternatives to support its strategic plans.

Currently, Royal Group intends to use the proceeds from divestitures to repay short-term debt, which will reduce the Company’s level of net debt to total capitalization.

New Segmented Reporting

As of December 31, 2005, Royal Group changed its segmented reporting. The new segmentation is an outcome of the recently completed Management Improvement Plan and reflects what management now views as its core operations: Custom Profile and Mouldings, Building Products, Construction Products, Home Improvement Products, Window Covering Products, Materials, and Support.

Sale Process

Royal Group is currently engaged in the final phase of due diligence with potential bidders for the shares of the Company. The process is continuing and should be concluded soon. However, there continues to be no assurance that there will be any transactions.

Subsequent Events

On April 6, 2006, the Company completed the sale of Baron Metal Industries Inc. The financial position of the business was classified as held for sale at March 31, 2006 and its financial results were segregated and presented separately as discontinued operations for the three-month period ended March 31, 2006 and 2005.

On April 27, 2006, the Company entered into a letter of intent to acquire Tech-Wood, a U.S. startup company located in Greenwood, South Carolina. Tech-Wood has a patented polymer and wood-fiber technology for manufacturing wood-polymer composite products such as decking, fencing, railing and other building materials. Tech-Wood holds the exclusive North American rights to this technology and Royal Group may invest up to $35 million over the next 18 to 24 month in this strategic venture.

On May 9, 2006 the Quebec government tabled Bill 15 in the National Assembly, An Act to amend the Taxation Act and other legislative provisions. If Bill 15 is enacted as drafted, it could result in a $43.3 million charge for retroactive taxes, interest, and other amounts. The charge would be recorded in the quarter when the legislation is considered to be substantively enacted under Canadian GAAP. The Company is considering the proposals, the impact to the financial statements as well as investigating alternatives to reduce the potential exposure.*

The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the company had previously accrued

* Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

MANAGEMENTS DISCUSSION & ANALYSIS

in its financial statements to settle the matter. The Company has not yet signed an agreement with the Department of Justice, as the Department of Justice has not yet provided the Company with a draft of the agreement.

The Company has also been contacted by counsel for a group of potential civil plaintiffs (direct purchasers) that have indicated their intention to commence litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.

MANAGEMENTS DISCUSSION & ANALYSIS

B. Consolidated Financial and Operating Results

Consolidated Financial Results

The following table sets forth for the periods indicated the Company’s consolidated financial results:

CONSOLIDATED STATEMENT OF EARNINGS
(in thousands of Canadian dollars, except percentage amounts)

3 months ended Mar. 31/06	%	3 months ended Mar. 31/05	%	Dollar Change	% Change
	(unaudited)		(unaudited)			
Net sales	$ 338,084	100%	$ 336,650	100%	$ 1,434	0.4%
Cost of sales	269,744	80%	257,329	76%	(12,415)	-4.8%
Gross profit	68,340	20%	79,321	24%	(10,981)	-13.8%
Operating expenses	93,940	28%	87,126	26%	(6,814)	-7.8%
Other income	(7,811)	-2%	-	0%	7,811	
Operating earnings (loss)	(17,789)	-5%	(7,805)	-2%	(9,984)	127.9%
Interest and financing charges	7,865	2%	5,697	2%	(2,168)	-38.1%
Loss from continuing operations before income taxes and minority interest	(25,654)	-8%	(13,502)	-4%	(12,152)	90.0%
Income taxes (recovery)	(6,611)	-2%	(3,450)	-1%	3,161	-91.6%
Loss from continuing operations before minority interest	(19,043)	-6%	(10,052)	-3%	(8,991)	89.4%
Minority interest	262	0%	(13)	0%	275	-2115.4%
Loss from continuing operations	(18,781)	-6%	(10,065)	-3%	(8,716)	86.6%
Discontinued operations, net of income tax						
Loss from discontinued operations	(882)	0%	(1,330)	0%	448	-33.7%
Gain on sale of businesses	47	0%		0%	47	
Loss from discontinued operations	(835)	0%	(1,330)	0%	495	-37.2%
Net loss	$ (19,616)	-6%	$ (11,395)	-3%	$ (8,221)	72.1%

For the three-months ended March 31, 2006, Royal Group sales were $338.1 million, representing an increase of $1.4 million over the same period last year. Approximately 67% of the Company’s sales were to the U.S. market and were directly affected by the exchange rate movement of the U.S. dollar vis-à-vis the Canadian dollar. The average value of the U.S. dollar declined to 1.1545 Canadian dollars for three-month period ended March 2006 compared to 1.2264 in the first quarter of 2005, resulting in a reduction of sales of approximately $15.0 million. Price increases introduced in late 2005 and early 2006 helped offset the effect of sales volume declines. Sales volume declined as certain customers cut back purchasing to reduce their inventory buildups that took place in the aftermath of the past U.S. hurricane season that had disrupted supplies during the fourth quarter of 2005. The Company also exited certain low margin products and accounts, specifically in the Window Covering Products segment and the Construction Products segment. As well, in the first quarter of 2005, the Window Covering Products segment included sales of the wood blind business in Mexico, which has since been divested. Furthermore, an estimated $7.0 million in shipments were deferred until the second quarter pending completion of customer contract negotiations. As these negotiations are now completed, shipments have resumed.

MANAGEMENTS DISCUSSION & ANALYSIS

The Company’s gross profit as a percentage of sales for the quarter ended March 31, 2006 was 20.2% versus 23.6% for the first quarter ended March 31, 2005. Although the Company was successful at increasing pricing to offset higher raw material costs, gross margin declined due to lower sales volume and higher energy costs. As the decline in the U.S. dollar reduced net sales by $15.0 million, cost of sales related to U.S. denominated purchases, were favourably impacted by approximately $14.0 million.

Operating expenses are $6.8 million higher versus the comparable period last year. Unusual expenses totalling $15.2 million were incurred in the 3-month period ended March 31, 2006 versus $6.0 million in the 3-month period ended March 31, 2005. Offsetting these increases in operating expenses were lower delivery and warehouse costs due to lower volumes primarily in Window Covering Products and Home Improvement Products.

Other income includes net gains realized primarily from the sale of excess real estate.

Details of Unusual Charges

Royal Group continues to incur unusual charges related to the sale process, ongoing investigations, restructuring activities, and programs tied to realigning the organization with the Company’s Management Improvement Plan. Many of these costs can only be recorded as they are incurred and thus the costs will be spread over several reporting periods. For the three-month period ended March 31, 2006, unusual charges which are recorded in both Operating expenses and Other income totalled approximately $7.4 million, representing a $1.5 million increase year over year. The significant unusual expenses are detailed in the table below.

For the three-month period ended March 31, 2006; the Company incurred higher investigation costs for legal, external audit, and independent forensic accounting expenses, which totalled $3.0 million as compared to $1.9 million in the comparable 2005 reporting period.

Costs totalling $7.5 million were incurred in the first quarter for services provided by financial advisors who are assisting the Company with the sale process, including the comprehensive due diligence review, and the business segment profitability analyses related to the Management Improvement Plan. In addition for the 3-month period ended March 31, 2006, additional compensation expenses of $2.6 million were incurred relating to a retention program for key personnel that was implemented during the sales process.

MANAGEMENTS DISCUSSION & ANALYSIS

Restructuring costs for the first quarter were $1.2 million and primarily relate to the realignment of the organizational structure and manufacturing capacity of Royal Building Systems.

Losses from the disposal of fixed assets were $0.8 million and relate to previously identified redundant assets.

Included in other costs are the gains realized on the sale of the excess real estate partially offset by costs incurred in exiting certain businesses.

Discontinued Operations and Assets Held for Sale

During the latter half of 2005, the Board approved initiatives to divest certain non-core businesses and assets as part of the Management Improvement Plan. The values of these non-core businesses and assets held for sale have been measured and presented at the lower of the carrying amount or fair value less cost to sell. An impairment loss was recorded in the fourth quarter of 2005 as the carrying value of these business units and assets exceeded their market value. The results of operations and financial position of certain non-core businesses were segregated and presented separately as discontinued operations.

Discontinued Operations

In the first quarter of 2006, Royal Group completed the sale of Royal Alliance Inc. and Amut S.p.A. for an aggregate loss of $6.0 million (pre-tax). Total consideration was $35.0 million, of which proceeds received on closing were $24.0 million and $11.0 million is included in other receivables on the consolidated balance sheet.

Assets held for Sale

In the first quarter 2006, Royal Group disposed of approximately 550,000 square feet of real estate and Vinyltech Inc, for an aggregate gain of $9.4 million and proceeds of $71.1 million of which proceeds received on closing were $42.8 million and $28.3 million is included in other receivables on the consolidated balance sheet.

Quarterly Financial Information

The following table summarizes Royal Group’s key consolidated financial information for the last eight quarters. The summarized results presented in this table may differ from those results previously reported in 2005 and 2004 as a result of a restatement to reflect operations that have been discontinued.

MANAGEMENTS DISCUSSION & ANALYSIS

Royal Group operates predominately in the seasonal North American renovation, remodelling, and new construction segments of the marketplace. As such, net sales, net earnings and cash flow are impacted by the amount of activity in these segments. The highest revenue generating quarters have traditionally been the three months ended June 30 and September 30. Profitability has been adversely affected by the non-operating charges recorded in certain quarters and the performance of the Company’s non-core business units whose results are reported as discontinued operations. In the three-months ended March 31, 2006, the Company recorded unusual charges of $7.4 million versus $6.0 million of unusual charges recorded for the three-months ended March 31, 2005.

Financial Results Analysis

Net Sales

The following table summarizes net sales (“sales”) by segment for the three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005. Sales for the first quarter of 2006 year and the comparative prior period include only sales from continuing operations. Sales for each segment are shown net of intercompany sales eliminations.

Consolidated sales for the quarter ended March 31, 2006 were $338.1 million compared to $336.7 million in the quarter ended March 31, 2005, an increase of $1.4 million or 0.4%. Higher selling prices initiated during the fourth quarter of 2005 offset lower sales volumes and the impact of the weakening U.S. dollar on sales.

Custom Profiles & Mouldings
Sales revenue in the quarter ended March 31, 2006 from Custom Profiles & Mouldings increased by $4.1 million or 2.9% from $142.6 million in 2005 to $146.6 million in 2006. During the first quarter of 2006, the Custom Profiles and Mouldings segment was able to successfully sustain price increases previously announced in November 2005. These price increases were partially offset by lower volumes particularly in the Custom Profile division. Although demand was flat in Ontario and up in the U.S., volumes overall were down due to an even larger drop in demand in Quebec. This was due to weaker economic conditions in the province. As well, the weaker U.S. dollar negatively impacted sales by $3.0 million.

MANAGEMENTS DISCUSSION & ANALYSIS

Building Products

For the quarter ended March 31, 2006, sales revenue from Building Products was $71.5 million compared to $61.6 million in 2005, an increase of $9.9 million or 16.2%. Higher sales volume and higher selling prices more than offset the impact of a weakening U.S. dollar. This increase was partially offset by an unfavourable change in product mix. The market was particularly strong in the Gulf coast region where demand was up by 35% from last year due to damage caused by Hurricane Katrina. However, the demand tended to be for lower price, lower margin siding panels.

Construction Products

Construction Products sales revenue, including pipe and fittings and the non-divested operations of the North American Royal Buildings Systems, decreased $1.0 million or 1.6% from sales of $59.4 million in the first quarter 2005 to sales of $58.5 million in the first quarter 2006. This decline was the result of lower sales volumes and the weakening of the U.S. dollar offset by higher selling prices. The lower sales volume experienced by pipe and fitting in the first quarter of 2006 was the result of many distributors and contractors scaling back their purchases because of large purchases in the fourth quarter of 2005 in anticipation of resin supply disruptions. Royal Building Systems has also contracted its sales as it focuses on reorganizing its core products in specific markets.

Home Improvement Products

Home Improvement Products sales include revenue generated through sales of deck, fence and rail products and outdoor storage products. For the quarter ended March 31, 2006, sales revenue was $26.7 million compared to $33.3 million in the quarter ended March 31, 2005. Higher selling prices were offset by reduced volumes, primarily from a delay in shipments during contract negotiations that were finalized toward the end of the first quarter of 2006. The delay in shipments contributed to a volume decline of approximately $7 million which the Company expects to substantially recover in the second quarter of 2006. The weakening of the U.S. dollar also contributed to lower sales in the first quarter.

Window Covering Products

Window Covering Products sales for the quarter ended March 31, 2006 decreased $5.2 million or 15.6% to $28.4 million from $33.6 million in the quarter ended March 31, 2005. The decline is due to lower sales volumes partially offset by higher selling prices increases. The lower sales volume is the result of Window Covering Products focusing on reducing the number of its small volume, low margin customers as well as the divestiture of its wood blind business in Mexico in the first quarter of 2005.

Materials

Third party material sales from the additives and compounds operations of the materials division were $5.8 million for the quarter ended March 31, 2006, an increase of $0.7 million or 14% from $5.1 million for the quarter ended March 31, 2005. Revenue from material product sales to other companies within Royal Group is eliminated through the consolidation process.

MANAGEMENTS DISCUSSION & ANALYSIS

Support

Sales generated through support activities including transportation, real estate, machinery and tooling are primarily made to other companies within Royal Group and are consequently eliminated through the consolidation process. Third party revenue included income from the rental of real estate and machinery and tooling services which totalled $0.6 million for the quarter ended March 31, 2006 and is marginally down from $1.1 million for the comparative quarter ended March 31, 2005. Royal Group anticipates minimal third party revenue in both real estate and machinery and tooling services as the Company is organizing its operations to focus on internal requirements.*

Geographic Sales Distribution

The following chart summarizes sales by geographic area segment for the three-months ended March 31, 2006 compared to the three-months ended March 31, 2005.

For the three-months ended March 31, 2006, Canadian sales increased by $1.3 million and US sales grew by $2.8 million, a 1.2% increase in each geographic region. Sales within these markets now make up 98.6% of the Company’s total sales. Foreign sales decreased by 35.9% as the Company continues its initiatives to divest non-core assets; including all foreign operations excluding those in China.

Cost of Sales

For the three-month period ended March 31, 2006, cost of sales was $269.7 million or 79.8% of sales compared to $257.3 million or 76.4% of sales in the first quarter of 2005, an increase of $12.4 million or 4.8%. Despite the reduction in sales volumes and the weakening U.S. dollar, which had a $14.0 million favourable impact on U.S. denominated purchases, the cost of sales remains higher than last year due to substantially higher raw material costs as well as higher utility costs.

Operating Expenses

Selling and Delivery Expenses

For the three-month period ended March 31, 2006, selling and delivery expenses were $52.7 million or 15.6% of sales compared to $55.3 million and 16.4% of sales for the comparative period in 2005. The decrease is primarily attributed to reduced warehousing costs mainly attributable to lower volumes in Window Covering Products.

* Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

MANAGEMENTS DISCUSSION & ANALYSIS

General and Administration Expenses

General and administration expenses increased to $41.3 million or 12.2% in the three-month period ended March 31, 2006 compared to $31.8 million or 9.5% in the comparative quarter. The increase in general and administration expenses was driven by the unusual charges discussed above under the heading “Details of Unusual Charges”. Professional costs of $7.5 million were incurred during the quarter ended March 31, 2006 relating to the potential sale of the Company and to support the Management Improvement Plan. Investigative costs were $3.0 million for the three-month period ended March 31, 2006, compared to $1.9 million in the comparative quarter last year. The Company also incurred costs associated with restructuring certain business units in the amount of $1.2 million in the first quarter of 2006, where there was no such charge in the comparative quarter of 2005. Finally the Company also incurred higher wage expense in the first quarter of 2006 of $1.1 million related to an increase in staffing compared to the first quarter of 2005. The cost increases were slightly offset by a reduction in litigation costs from $2.4 million in the first quarter of 2005 to $0.3 million in the first quarter of 2006.

Amortization Expense

Amortization expense decreased to $27.0 million for the three-months ended March 31, 2006 as compared to $30.5 million for the three-months ended March 31, 2005. The decline in amortization expense is due to lower capital spending in 2005 and the reclassification of certain fixed assets as Assets Held of Sale. Assets Held for Sale are not subject to amortization expense.

Interest and Financing Charges

Interest and financing charges increased to $7.9 million or 2.3% of sales for the three-months ended March 31, 2006 as compared to $5.7 million or 1.7% of sales for the three-months ended March 31, 2005. The increase is primarily related to higher interest rates and to the amortization of fees associated with the Company’s revolving credit facility. These factors were partially offset by lower debt levels and the favourable impact of a stronger Canadian dollar on interest expense associated with U.S. dollar denominated debt.

Income Taxes

During the three-month period ended March 31, 2006, the Company recorded an income tax recovery on its pre-tax loss reported under GAAP. The effective tax rate for the quarter was 25.7%, comparable to the 29.4% in the previous quarter ended March 31, 2005. The decrease in the income tax rate was due to a change in the accounting treatment of U.S. tax losses, the impact of various capital dispositions and the change in mix of earnings and losses.

Net Loss

Royal Group’s consolidated net loss was $19.6 million or a loss of $0.21 per share for the three-months ended March 31, 2006 compared to net loss of $11.4 million or $0.12 per share for the three-months ended March 31, 2005.

MANAGEMENTS DISCUSSION & ANALYSIS

Non GAAP Measures

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a recognized financial measure under Canadian or U.S. GAAP. The Company has excluded Other income from the calculation of EBITDA as this item is not expected to be recurring in nature. Management has traditionally evaluated its Segments based on EBITDA, and believes that in addition with net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings (loss) determined in accordance with GAAP as an indicator of the Company’s performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Company’s method of calculating EBITDA may differ from those utilized by other companies, and accordingly, the Company’s EBITDA may not be comparable to EBITDA as calculated by other companies.

The following table provides the Company’s calculation of EBITDA which is not reported within the body of the March 31, 2006 interim Unaudited Consolidated Financial Statements.

EBITDA for the quarter ended March 31, 2006 has declined by $21.3 million to an EBITDA income of $1.4 million or 0.4% compared to $22.7 million or 6.7% for the comparable quarter ended March 31, 2005. Included in EBITDA are unusual charges of $15.2 million for the first quarter of 2006 versus $6.0 million in the comparable period in 2005. The decline in EBITDA for the quarter is primarily due to lower gross margins of $11.0 million and additional unusual charges of $9.2 million recorded in operating expenses. The lower gross margins are attributable to higher raw material costs, lower sales volumes partially offset by selling price increases implemented during the fourth quarter of 2005 and the first quarter of 2006. The increase in unusual charges is primarily related to higher costs incurred related to the sale process and the strategic plan, restructuring costs and additional losses related to redundant fixed assets.

MANAGEMENTS DISCUSSION & ANALYSIS

C. Financing and Risk Management

Liquidity and Capital Resources

Cash Flow

The Company had a negative cash flow from continuing operating activities of $60.6 million for the three-months ended March 31, 2006 as compared to a negative cash flow of $93.8 million for the three-months ended March 31, 2005. The improvement in cash flow from continuing operating activities is mainly the result of an improvement in the use of funds in working capital. In the first quarter of 2005 inventory and accounts receivable balances increased significantly, whereas the increases in 2006 were almost half of the 2005 levels. The negative cash flow from operations in the current quarter was offset with the proceeds from the sale of non-strategic assets of $43.4 million from continuing operations and included in the cash flow from discontinued operations is proceeds from the sale of non-strategic companies of $24.0 million.

Working Capital

Working capital was $153.9 million at March 31, 2006 as compared to $166.1 million at December 31, 2005 and $226.2 million at March 31, 2005. Days accounts receivable outstanding has decreased to 51 days at March 31, 2006 from 52 days at December 31, 2005, and is lower than at March 31, 2005 when days were 53 days, based on a twelve month rolling average of continuing operations. Days inventory on hand has decreased to 111 days at March 31, 2006 as compared to 112 days at December 31, 2005 and 116 days at March 31, 2005. The decrease in days inventory is due to lower production volumes and inventory management practices in an effort to lower the overall level of inventory on hand.

The current ratio has increased to 1.29 as compared to 1.28 at December 31, 2005, but has declined slightly from 1.38 at March 31, 2005. The main reason for the increase in working capital since December 31, 2005 is due to adjustments relating to divestitures.

Capital Spending

Capital spending for continuing operations for the three-months ended March 31, 2006 was $12.4 million compared to $19.7 million for the three-months ended March 31, 2005. During the first quarter, activities were underway to realign the organizational structure, including consolidating manufacturing capacity to obtain operational efficiencies. While capital spending was initiated related to upgrading production lines for better efficiencies, various other capital programs were deferred pending the completion of the organizational realignment.

MANAGEMENTS DISCUSSION & ANALYSIS

Commitments and Other Contractual Obligations

The below table summarizes contractual obligations due by period.

Included in purchase obligations is a long-term agreement with Westlake Vinyls Inc. (“Westlake”) for the annual purchase of up to 460 million pounds of vinyl chloride monomer (“VCM”). The agreement with Westlake included a pricing mechanism linked to data published in two specific industry trade magazines. On January 1, 2006, one of the industry trade magazines ceased publishing the relevant data. Royal Group and Westlake have made efforts to renegotiate a new pricing mechanism but have been unable to agree on a mutually acceptable method. As a result, on April 7, 2006, Royal Group filed a Notice of Application seeking a court order declaring that this long-term agreement with Westlake is void and unenforceable. Subsequently, Westlake filed its own Application seeking a determination that the supply agreement is valid. In efforts to resolve this dispute, the Company and Westlake have entered into discussions aimed at arriving at a new mutually agreed pricing mechanism.*

Debt/Capital Resources

Total debt at March 31, 2006 was $490.8 million, an increase of $34.4 million from $456.4 million as at December 31st, 2005. The increase resulted from the need to fund an increased seasonal working capital investment, comprised of higher levels of inventories and of trade and other accounts receivable, combined with lower levels of accounts payable and accruals. Net debt equaled total debt, as the Company reports debt balances net of cash on hand. Both total debt and net debt as a percentage of capital were 31.0% at March 31, 2006, compared to 29.1% at December 31, 2005.

Capital resources available to support the Company’s liquidity requirements at March 31, 2006 included the following:

1.
A $312.5 million committed, secured, multicurrency revolving credit facility made available to the Canadian parent company and certain of its U.S. subsidiaries. The credit facility may be used for general operating and corporate purposes, and is secured by a pledge of substantially all the assets of the Canadian parent company and certain of its subsidiaries, and by upstream guarantees from various non-borrowing subsidiaries. Under the terms of the credit agreement, the Company is required to satisfy various financial and operating covenants, including the maintenance of certain financial ratios, and was in compliance with these covenants as at March 31, 2006. The agreement was extended as of December 21, 2005, and matures December 31, 2006. The Company is exploring options to refinance prior to expiry of the current credit agreement.

* Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

MANAGEMENTS DISCUSSION & ANALYSIS

2.
Credit facilities totalling the equivalent of $32.8 million (December 31, 2005 - $68.5 million) have been arranged with various local banks to assist certain of the Company’s international subsidiaries in funding their operations. The terms and conditions of these arrangements vary in accordance with local practices, and the Canadian parent company has guaranteed repayment of some portion or all of the amounts drawn under certain of the facilities in the event of a default by the borrowing subsidiary. As of March 31, 2006, a total of $32.8 million (December 31, 2005 - $41.9 million) was drawn under these facilities. The reduction in the amounts authorized and drawn down as at March 31 from the equivalent amounts as at December 31 is principally the result of the sale during the first quarter of one subsidiary which had authorized and drawn credit facilities as at December 31, 2005 of $35.0 million and $8.4 million, respectively.

The Company expects to meet its operating cash requirements through fiscal 2006, including required working capital investments, capital expenditures, and scheduled repayments of debt, from cash flow from operations, proceeds realized from the divestiture of assets held for sale, and its committed borrowing capacity. The Company continues to consider options to refinance its debt capital structure during 2006 so as to maintain and enhance its access to liquidity.*

Outstanding Share Data

The Company’s share capital consists of 93,444,502 common shares, which remains unchanged from the amount reported at December 31, 2005. At March 31, 2006, there were 1,165,000 restricted share units under the Company’s Senior Management Incentive Plan which represents a net reduction of 50,000 units. The number of outstanding options under the Company’s employee stock option plan also decreased during the first quarter of 2006. At March 31, 2006, there were 2,539,828 options outstanding, representing a reduction of 653,000 due to cancelled and expired stock options.

The number of units outstanding under the Company’s Directors Deferred Stock Unit Plan remains unchanged. There were 107,988 deferred stock units outstanding at March 31, 2006 with a total recorded value of $1.1 million.

* Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

MANAGEMENTS DISCUSSION & ANALYSIS

D. Operating Environment

Competition

Royal Group is a leading producer of innovative, attractive, durable and low-maintenance building and home improvement products for the North American marketplace. In the markets in which Royal Group competes, its products face competition from plastic and alternative materials. In the window and door profile market, the Company faces competition from wood and aluminum products. In the exterior cladding market, the Company’s products face competition from cement, brick, wood, stucco, stone, concrete and aluminum products. The Company faces competition from concrete products in the outdoor storage market and metal products in the pipe and fittings market. Similarly, the Company faces competition from fabric, wood and aluminum products in the window coverings market. Historically, Royal Group’s PVC (vinyl) based products have generally been gaining market share at the expense of alternative materials, due to PVC’s superior qualities, including its low maintenance, durability and ease of installation/fabrication.

The competitive environment in the vinyl building products industry has been intensifying, with market sectors such as vinyl siding and vinyl window profiles reaching more mature phases of their product life-cycles. In addition, competition from countries such as China has become significant for certain price-sensitive products, particularly in the window coverings marketplace.

The strategies being employed by Royal Group to compete vary by core business unit. Generally, Royal Group is increasingly targeting growth through penetration of the wood segments of its markets, with its proprietary lines of low-maintenance, aesthetically pleasing cellular and composite products. The purchase of Tech-Wood with its patent polymer and wood-fiber technology will assist the Company to obtain growth in new markets. In addition, Royal Group is improving its cost structure, to enable it to compete favourably in the businesses where competition is intensifying due to market maturation. Initiatives to enhance cost position include plant consolidations, deployment of higher-speed tooling and equipments, utilization of lean manufacturing and statistical process control techniques, as well as use of advanced raw material formulation technologies.*

Investigations

The Royal Canadian Mounted Police (“RCMP”) continues its previously announced investigation. The OSC also continues its investigation of Royal Group with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company’s past accounting practices and disclosures. As part of these ongoing investigations, the Company has received various requests for information, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations.  Management is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements with respect to these investigations. Direct costs incurred to support the investigations are being expensed.

* Refer to the section entitled “Caution Regarding Forward-Looking Statements” on page 2 of this MD&A.

MANAGEMENTS DISCUSSION & ANALYSIS

Class Action Lawsuits

Royal Group and certain of its former officers and directors have been named as defendants in two shareholder class action lawsuits filed in the United States District Court for the Southern District of New York (the “U.S. Class Actions”). The Group and certain of its former officers and certain former and current directors have been named as defendants in a shareholder class action lawsuit filed in the Ontario Superior Court of Justice (the “Canadian Class Action”). Both the U.S. Class Actions and Canadian Class Action include allegations of non-disclosure of certain related-party transactions.

The U.S. Class Actions seek certification of a putative class comprised of: (i) all United States citizens and entities that purchased or otherwise acquired the common stock of Royal Group on the New York Stock Exchange (the “NYSE”) or the Toronto Stock Exchange; and (ii) all foreign persons and entities that purchased or otherwise acquired the common stock of Royal Group on the NYSE between February 24, 2000 and October 18, 2004. The U.S. Class Actions seek unspecified damages for violation of sections 10(b) and 20(a) of the Securities Exchange Act of 1934, reasonable costs and attorneys’ fees and other relief the court may deem appropriate.

The Canadian Class Action seeks certification of a putative class comprised of all persons who acquired securities of Royal Group from February 26, 1998 to October 18, 2004. It claims damages for oppression and negligent misrepresentation of $700 million, punitive damages of $300 million, pre and post judgment interest, costs and such other relief the court may deem appropriate.

Royal Group intends to vigorously defend itself in these lawsuits. The Company is presently unable to determine the likelihood of loss, if any, as a result of these shareholder class actions and no amount is accrued in the financial statements.

Criminal Investigation by the Antitrust Division of the United States Department of Justice

The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the company had previously accrued in its financial statements to settle the matter. The Company has not yet signed an agreement with the Department of Justice, as the Department of Justice has not yet provided the Company with a draft of the agreement.

The Company has also been contacted by counsel for a group of potential civil plaintiffs (direct purchasers) that have indicated their intention to commence litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.

Special Investigative Committee

In October 2005, the Special Committee advised OSC staff, the RCMP and SEC staff of emails and documents authored by a former financial employee of the Company that relate to certain financial accounting and disclosure matters. The Company understands that the SEC staff made a referral to the U.S. Department of Justice, Criminal Division, in connection with those documents. Also in October 2005, the Audit Committee assumed responsibility for the Special Committee's mandate and the Special Committee was dissolved. Independent forensic accountants were retained to investigate issues raised by these documents (the “Investigation”). The Investigation focuses on the period from 2000 to 2003.

MANAGEMENTS DISCUSSION & ANALYSIS

The Investigation to date has included a review of certain of the Company's historical accounting records, available supporting documentation at the Company’s head office and email communications of various individuals during the period under review, as well as interviews with numerous current and former employees.

The Investigation identified certain monthly and quarterly accounting and reporting issues of concern for the period under review, such as support for monthly sales growth announcements for certain months in 2001, whether month end closes were extended for a few days for certain months in 2000 and 2001, and certain quarterly journal entries for the period under review.

The quarterly statements were not reviewed by the external auditors during this time period. Based on the Investigation to date, the Audit Committee has determined that further investigation should be made of these issues.

The Investigation also identified entries of concern relating to the year end financial statements for the fiscal years 2000 to 2003. The Company has concluded that no restatement is required of year end financial statements for fiscal years 2000 to 2003. The auditors have not withdrawn their reports for the fiscal years 2000 to 2003. The Audit Committee has determined that no further action be taken in respect of these year end financial statements

The Investigation and the ongoing investigations by the OSC, RCMP and SEC could produce results that have a material impact on the Company and could result in further information being discovered that could require adjustments to the financial statements.

Financial Reporting and Disclosure

Management, including the new CEO and new CFO, have made certain assessments of weaknesses in the financial reporting structure including, a lack of clearly defined policies and procedures, an accounting function that lacked clear organization and accountability, few qualified accounting professionals, insufficient review and supervision, an understaffed internal audit team whose resources have been diverted to dealing with other issues including responding to queries related to the investigations, and financial reporting systems that do not share a common platform and that require extensive manual interventions.

Steps have been and are being taken to address these weaknesses. Plans are being developed to roll out a common set of company wide policies and procedures. The Company is migrating all core businesses to a common accounting and information systems platform with the implementation JD Edwards Enterprise Resource Planning Solution. Weaknesses in processes are continuously being identified and corrective measures are and will be developed and implemented. Financial staffing levels have increased, and in certain cases staffing has changed, with the recruitment of highly capable and qualified accountants. In addition, there is currently an ongoing external search for a senior manager to oversee the Internal Audit function. Management conducted additional reviews in areas of concern and to management’s best knowledge and belief, the financial statements do not contain any material errors.

In regards to disclosure, Royal Group has established and rolled out policies including a Code of Business Conduct and Ethics, a Confidentiality and Insider Trading Policy and a Disclosure Policy and has also set up a Whistleblower Hotline that is managed by a third party service provider with all Hotline reports being provided to the Chair of the Audit Committee. In addition, a Disclosure Committee was established in 2005 comprised of internal management. Certain disclosure controls and procedures have been put in place to ensure that information required to be disclosed by Royal Group in the reports that it files with securities regulators, is recorded, processed, summarized and communicated to management on a timely basis. The Company has evaluated these disclosure controls and procedures and has determined that they are operating effectively.

MANAGEMENTS DISCUSSION & ANALYSIS

Risks and Uncertainties

The Company operates in many markets each of which involves various risks, uncertainties and other factors affecting the Company specifically, its industry or the markets generally. The Company’s future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Company’s actual results and could cause the Company’s actual results for fiscal 2006 and beyond to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC, the outcome of the class action shareholder lawsuits against the Company filed in the United States and Canada and the outcome of the discussions with the SEC on the Company’s historical disclosure; fluctuations in the level of renovation, remodelling and construction activity; changes in the Company’s product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Company’s outstanding debt and current debt ratings; the Company’s ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company’s ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants of the Company’s credit facilities; changes in the Company’s product mix; the growth rate of the markets in which the Company’s products are sold; market acceptance and demand for the Company’s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes or similar matters; changes in securities, environmental or health and safety laws, rules and regulations and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

• The Company is currently working to refinance its debt structure by December 31, 2006, the expiry of its current bank credit facility. The Company expects that this refinancing will enable it to maintain adequate liquidity. The Company cannot confirm that the refinancing initiative will be successful. If obtained, such refinancing may be on terms and conditions that impose additional costs and operating constraints on the Company.

 • The Company’s business is substantially related to the North American renovation, remodelling and construction markets, both residential and industrial/commercial. As a result, the demand for the products manufactured and distributed by the Company is affected by changes in the general state of the North American economy, including renovation and remodelling, new housing starts and the level of construction activity in general. Future economic downturns could reduce demand for Royal’s products and could have a material adverse effect on Royal’s business, operations and financial condition.

MANAGEMENTS DISCUSSION & ANALYSIS

• The price and availability of raw materials, in particular PVC resin and VCM represent a substantial portion of the costs to manufacture the Company’s products. Historically, there have been fluctuations in these raw materials’ prices, in particular for PVC resin and VCM and in some instances price movements have been volatile and affected by circumstances beyond the Company’s control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of PVC resin, VCM and other raw materials to its customers through increases in selling price, or otherwise absorb such cost increases without significantly affecting its margins. In addition, the Company has occasionally found certain raw materials to be in short supply. The Company could experience materially adverse effects on its business, operations and financial condition if the availability of either PVC or VCM became restricted due to market conditions, or issues particular to the Company.

• Energy costs in particular electricity and fuel represents a component of the costs to manufacture the Company’s products. Historically, there have been fluctuations in the cost of energy and in some instances price movements have been volatile and affected by circumstances beyond the Company’s control. There can be no assurance that the Company can pass on increases from normal market fluctuations in the price of electricity to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins.

• The RCMP continues its previously announced investigation. The OSC also continues its investigation of the Company with respect to disclosure, financial affairs and trading in the shares of the Company. During 2005, the Company received notification that the SEC is investigating the Company’s past accounting practices and disclosures. As part of these investigations, the Company received various requests for information, including on July 27, 2005 a subpoena from the SEC, and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. The Company is unable to determine if these investigations will have a material impact on the Company and its previously reported financial statements. No amount has been accrued in the financial statements.

In addition, the SEC has commented on the Company’s Form 40-F in respect of fiscal 2004 and its quarterly filings in 2005. The SEC has raised some concerns related to the Company’s segment reporting and goodwill evaluation. The process of responding to SEC’s comments is ongoing but not complete.

• The Company and certain of its former officers and certain former and current directors have been named as defendants in two class action shareholder lawsuit filed in the United States District Court for the Southern District of New York and in the Ontario Superior Court of Justice. Please see note 22 to the audited Consolidated Financial Statements and “Operating Environment - Class Action Lawsuits” for further discussion on this topic.

• The Company is the subject of a criminal investigation being conducted by the Antitrust Division of the United States Department of Justice (“Department of Justice”). The investigation focuses on alleged price fixing in the window coverings industry. The Company recently reached an agreement in principal to resolve the matter with the Department of Justice for an amount the company had previously accrued in its financial statements to settle the matter. The Company has not yet signed an agreement with the Department of Justice, as the Department of Justice has not yet provided the Company with a draft of the agreement.

The Company has also been contacted by counsel for a group of potential civil plaintiffs (direct purchasers) that have indicated their intention to commence litigation against the Company pertaining to the conduct that is the subject of the Department of Justice investigation. As of this report, no civil lawsuits have been filed.

MANAGEMENTS DISCUSSION & ANALYSIS

• As the Company carries out a significant portion of its activities in foreign markets (primarily the U.S.); it is exposed to the risk of foreign exchange fluctuations. If the Canadian dollar gains value against these other currencies, the Company’s results of operations and financial condition could be materially adversely affected. The Company attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Company may not be able to offset any or all of its foreign market risks. While the Company has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may in the future, if deemed necessary.

 • The Company faces substantial competition throughout its product categories and geographical regions. Some of the Company’s competitors have financial and other resources that are substantially greater than the Company’s, and may be able to make larger capital expenditures that will give them a competitive advantage. Royal Group also competes against foreign competitors with lower cost structures, particularly in its consumer product lines, and these competitors may be able to compete more effectively in an aggressive pricing environment. Such competition could result in lower sales or downward price pressure on the Company’s products, which may adversely affect its revenues, gross margins and cash flows.

• The Company’s operations and properties are subject to laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean-up of contaminated properties as well as water discharges, waste management and workplace health and safety. Such laws and regulations frequently change, are different in every jurisdiction, and can impose substantial fines and sanctions for violations. The Company’s operations and properties must comply with these laws, and must adapt to regulatory requirements in all jurisdictions as these requirements change. The Company has experienced, and continues to experience, both operating and capital costs to comply with environmental laws and regulations. In addition, although the Company believes its operations are currently substantially in compliance, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the potential imposition of new clean-up requirements, and new claims for property damage or personal injury arising from environmental matters could require the Company to incur costs or become the basis for the new or increased liabilities that could have a material adverse effect on its business, operations and financial condition.

• The Company’s business is exposed to products liability risk and the risk of negative publicity if its products fail. Although the Company maintains insurance for products liability claims, the amount and scope of its insurance may not be adequate to cover a products liability claim that is successfully asserted against it. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms or at all. The Company cannot provide assurance that it has, or will continue to have, adequate insurance coverage against possible products liability claims.

• The Company is subject to new laws, regulations and standards relating to corporate governance and public disclosure in the United States. In particular, securities regulatory authorities in the United States have introduced, pursuant to Section 404 of the Sarbanes-Oxley Act , new laws that require the Company to undertake an evaluation of its internal control over financial reporting, and attestations of the effectiveness of its internal control over financial reporting by its independent registered public accounting firm. Internal control over financial reporting are procedures designed to provide reasonable

MANAGEMENTS DISCUSSION & ANALYSIS

assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. However, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. In the course of Royal Group’s ongoing evaluation of its system of internal control over financial reporting, the Company may identify areas requiring improvements. To the extent that the Company identifies internal control weaknesses which require correction, the Company may be required to incur expenditures or costs which, if significant, could adversely affect the Royal Group’s operating results. In the event that, due to the complexity of certain internal control systems, the procedures, certification and attestation required by Section 404 of the Sarbanes-Oxley Act are not completed by the required deadline in respect of the Company’s 2006 fiscal year, or the Company’s CEO, CFO or independent registered public accounting firm determines that the Company’s internal control over financial reporting is not effective as defined under Section 404, the Company’s reputation, financial condition and the value of the Royal Group’s securities could be adversely affected.

MANAGEMENTS DISCUSSION & ANALYSIS

E. Accounting Policies and Non GAAP Measures

Critical Accounting Estimates

In the 2005 Annual Audited Financial Statements and Notes thereto, as well as the 2005 Annual MD&A, management has identified the accounting policies and estimates that are critical to the understanding of the Company’s business operations and results of operations. For the three months ended March 31, 2006, there are no changes to the critical accounting policies and estimates from those found in the 2005 Annual Audited MD&A.

New Accounting Standards

In the 2005 Annual Audited Financial Statements and Notes thereto, as well as in the 2005 Annual MD&A, the Company disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3855 “Financial Instruments- Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”. These handbook sections are effective for interim and annual financial statements commencing in 2007. The Company is continuing to assess the impact of these new standards.

Related Party Transactions

During the three-months ended March 31, 2006, related party transactions with companies related to the former controlling shareholder totalled $0.1 million. Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $0.8 million.

These related party transactions were in the normal course of the Company's business relating either to products typically manufactured by the Company and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

For additional information refer to note 9 of the March 31, 2006 interim Unaudited Consolidated Financial Statements.

CORPORATE INFORMATION

Corporate Office

Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

Transfer Agent and Registrar

Information regarding your shareholdings may be obtained by writing or calling the transfer agents:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 or (514) 982-7555
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: service@computershare.com

Co-Transfer Agent (USA.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600
Facsimile: (303) 262-0700

Shareholder Inquiries

Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations

Mark Badger, Vice President of Marketing and Corporate Communications
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: investorrelations@royalgrouptech.com
Web site: www.royalgrouptech.com

Stock Exchange Listings

Voting Common Shares are listed on The Toronto Stock Exchange and the New York Stock Exchange.
Symbol: TSX: RYG
            NYSE: RYG

Debt Ratings

Rating Agency	Medium Term Notes

DBRS	BB (High)
S&P	BB

Trading Data
(Stock symbol: RYG - TSX, RYG - NYSE)

	High	Low	Close	Volume
	(TSX)	(TSX)	(TSX)	(000’s)
				TSX+NYSE
Fiscal 2006

First Quarter	11.39	9.75	10.89	7,112

Total				7,112

Fiscal 2005

Fourth Quarter	12.25	9.71	10.53	9,078

Third Quarter	13.67	10.76	11.70	11,209

Second Quarter	14.15	10.80	13.38	12,621

First Quarter	13.20	9.70	12.80	18,438

Total				51,346

Outstanding Share Information
as at March 31, 2006 and 2005

	2006	2005
Multiple Voting Shares	-	15,935,444
Subordinate Voting Shares	-	77,509,048
Common Voting Shares	93,444,502	-
Total shares outstanding	93,444,502	93,444,492

Total options outstanding under the Stock Option Plan as at March 31, 2006 are 2,539,828 (2005 - 3,115,453). Total restricted stock units under the Senior Management Incentive Plan outstanding at March 31, 2006 are 1,165,000 (2005 - 1,010,000).
Dividend Policy: Royal’s policy is to retain its earnings to finance growth and development of its business. Royal does not expect to pay dividends in the foreseeable future. The Board of Directors will review this policy from time to time in the context of Royal’s earnings, financial position and other relevant factors.

This document contains certain forward-looking statements with respect to Royal Group Technologies Limited. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual performance or results to be materially different from those anticipated in these forward-looking statements. Royal Group is under no obligation to update any forward-looking statements contained herein should material facts change due to new information, future events or other factors except as required by applicable law. For a more detailed discussion of the material factors or assumptions that were applied in drawing conclusions or making a forecast or projection set out in such forward looking information, see Royal Group’s MD&A entitled “Risks and Uncertainties” and “Critical Accounting Estimates”.